FOR IMMEDIATE RELEASE


GLENGATE APPAREL, INC. (OTC: GLNN) REPORTS RECORD MARCH SALES AND CHANGES TO THE BOARD AND MANAGEMENT.

GlenGate Apparel announced today that gross sales for March were $2.3 million, a 53% increase over the comparable period in 1997 and a new monthly record for the Company. The Company expects net sales for the second quarter to exceed $3.5 million, a 28% increase over the comparable period in 1997.


GlenGate Apparel also announced today the appointment of Peter Culbertson to the Board of Directors and his promotion to President and Chief Executive Officer of the Company. Mr. Culbertson was formerly Chief Operating Officer and Chief Financial Officer to GlenGate.

In addition, the Company announced today that George Gatesy, Peter Kostis and Robert Munch have resigned from the Board of Directors of GlenGate. Mr. Gatesy, who founded GlenGate, will continue to work with the Company and assist with the marketing of the Company to the financial community.


In addition to Mr. Culbertson's appointment, the Board also announced that Michael F. Albanese, CPA has been appointed Chief Financial Officer, Treasurer and Secretary. Wayne Webster continues as Executive Vice President of Sales & Marketing.


"The Board is pleased to announce these appointments and expects Peter, Michael and Wayne to continue their drive to make GlenGate profitable. Furthermore, we expect that the reduction in size of the Board of Directors will streamline future decision-making," stated Jim Willcox, Chairman of the Board of Directors of GlenGate.


GlenGate Apparel, Inc. designs and markets classic style golf apparel, including men's knit cotton shirts, sweaters, slacks, shorts, outerwear and rainwear, for sale at public and private golf course pro shops and resorts. For more information, contact Peter Culbertson at (908) 653-9100, Extension 7327.


Contact:



Peter Culbertson
President & CEO
Phone: (908) 653-9100 (x7327)